SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated June 22, 2004
Commission File Number 0-29874
AngloGold Ashanti Limited
(Translation of registrant's name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes        No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes        No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes        No X
Enclosure: Press release dated June 22, 2004

News Release
ANGLOGOLD ASHANTI LIMITED
CORPORATE AFFAIRS DEPARTMENT
(formerly AngloGold Limited) 16
TH
Floor, 11 Diagonal Street, Johannesburg 2001, South Africa
(Incorporated in the Republic of South Africa) Tel: (+27 11) 637-6261 or Fax: (+27 11) 637-6399/6400
(Registration Number: 1944/017354/06) SJL/CAD/AGA6.04
ISIN Number: ZAE000043485
21 June 2004
TALKS CONTINUE FOLLOWING THREE-DAY STRIKE AT MORILA
Talks between management and union representatives at Morila gold mine in Mali continued at the weekend and today, following the return to work by the workforce following a three-day strike. The strike was called by SECNAMI, the mining section of the National Union of Malian Workers (UNTM) in support of the Morila workers' dispute with management about a productivity bonus.
Although the Morila plant remained operational during the strike, the work stoppage will have a negative impact on the mine's gold production for the June quarter.
Management is hopeful that a settlement of the dispute will be reached soon.
The Morila mine is owned by AngloGold Ashanti and Randgold Resources each holding a 40% share and with the remaining 20% owned by the government of Mali.
ends
Queries
South Africa
Tel:
Mobile:
E-mail:
Steve Lenahan
+27 11 637 6248
+27 83 308 2200
slenahan@anglogoldashanti.com
Alan Fine
+27 11 637 6383
+27 83 250 0757
affine@anglogoldashanti.com
Disclaimer
Except for the historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors including, but not limited to development of the Company's business, the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company's annual report on the Form 20-F for the year ended 31 December 2003 which was filed with the Securities and Exchange Commission on 19 March 2004.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: June 22, 2004
By: /s/ C R Bull
Name: C R Bull
Title:    Company Secretary